EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock

Amerityre Corporation (the “Company”) is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”).

The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There are no cumulative rights or preemptive rights. The directors of the Company are elected by a plurality of the votes cast by the shareholders. On all other matters submitted to the shareholders, the affirmative vote of the majority of the votes cast for or against a proposal shall be the act of the shareholders unless otherwise provided by the Chapter 78 of the Nevada Revised Statutes (“NRS”) or the bylaws of the Company.

In the event of liquidation or dissolution, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities and there are no redemption provisions applicable to our Common Stock.

The holders of Common Stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on Common Stock. We have not paid dividends on our Common Stock since inception and do not plan to pay dividends on our Common Stock in the foreseeable future.

Certain Provisions of Our Charter and Bylaws

Anti-takeover Provisions

In general, Section 78.438 of the NRS prohibits a Nevada corporation from engaging in a “combination” with an “interested stockholder” for a two-year period following the time that this shareholder becomes an interested shareholder, unless the combination is approved in a prescribed manner. A “combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a 5% voting interest in the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within two years prior to the determination of interested shareholder status, 10% or more of the corporation’s voting stock. Under Section 78.438, a combination between a corporation and an interested shareholder is prohibited unless the combination meets all the requirements of the articles of incorporation and it satisfies one of the following conditions:

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The combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder; or

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The combination is approved by the board of directors of the corporation and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least 60 percent of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

The NRS permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original articles of incorporation (or subsequent amendment to its articles of incorporation or bylaws approved by its shareholders). The Articles of Incorporation of the Company, as amended, does not contain a provision expressly opting out of the application of Section 78.438 of the NRS; therefore the Company is subject to the anti-takeover statute.

Issuance of “Blank check” Preferred Stock

The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Special Stockholder Meetings and Action by Written Consent

Under our bylaws, special meetings of the stockholders may be called at any time by the Chairman of the Board, the President, or by the Board of Directors, or in their absence or disability, by any Vice president, and shall be immediately called by the president or, in his absence or disability, by a Vice President or by the Secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the President, each Vice President, or Secretary.

The information regarding the Common Stock contained herein does not constitute a complete legal description of the Common Stock and is qualified in all material respects by the provisions of the Company’s Articles of Incorporation and bylaws, as filed with the Securities and Exchange Commission.